Exhibit 99.2

Hotel101 Global eyes Nasdaq listing this Q2

MANILA, Philippines — DoubleDragon Corp., the listed property developer owned by Edgar “Injap” Sia II and Tony Tan Caktiong, is targeting to proceed with the US listing of subsidiary Hotel101 Global Pte. Ltd. this quarter.

DoubleDragon said it is on track to meet the listing compliance requirements of the US Securities and Exchange Commission to list Hotel101 Global on the Nasdaq.The company is expected to conduct its listing within this quarter.

“Once listed, Hotel101 will be the first Filipino company to have a subsidiary list and trade on US Nasdaq,” DoubleDragon said.

Hotel101’s listing will further boost DoubleDragon’s revenue, asset and equity base.

It is also expected to enable the company to generate foreign currency inflow to the Philippine economy.

Last year, the Singapore-headquartered Hotel101 Global entered into a definitive merger agreement with JVSPAC Acquisition Corp.

Upon completion of the proposed business combination transaction, the combined entity is expected to be publicly listed on the Nasdaq.

Hotel101-Global officially filed and submitted its F-4 registration statement earlier this year, marking a significant step  toward its $2.3 billion Nasdaq listing.

The US listing of Hotel101 Global, with HBNB as its ticker symbol, is set to open new doors for the company to tap the deep and broad pool of capital in the US.

DoubleDragon aims to make Hotel101 the largest hotel company in the Philippines and simultaneously become one of the top five hotel companies in the world.

Of Hotel101 Global’s one million operating hotel rooms global target by 2050, 50,000 are intended to be in the Philippines.

For its expansion abroad, the first three Hotel101 overseas projects in Spain, Japan and US are expected to generate inflows of $471 million in foreign currency revenues to DoubleDragon.

This year, DoubleDragon said it is poised to generate the largest equity increase in its history.

The increase will be driven by multiple strategic capital initiatives in the pipeline, with the upcoming Hotel101 Global US equity listing, equity follow-on as well as the CentralHub REIT listing, expected to generate a combined P51.3 billion in fresh equity capital.